Exhibit 99.1

November 2021 INVESTOR PRESENTATION VISIONMARINETECHNOLOGIES.COM DECEMBER 2021

This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements’’ under applicable securities law s. In some cases, these forward - looking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “e stimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” potential” or, in e ach case, the negative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on long er or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation; we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operation s, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation, as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Annual Report of Form 20 - F filed with the Securities and Exchange Commission. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in whi ch we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in fut ure periods. Any forward - looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no ob ligation to update such statements to reflect events or circumstances after the date of this presentation except as required by law. INVESTOR PRESENTATION 1 VISION MARINE TECHNOLOGIES INC. ( VMAR )

DISRUPTION: POISED FOR GROWTH

- Vision Marine was severely impacted by the COVID-19 pandemic, which greatly restricted cross border travel.
- Hesitation of OEM personnel to travel, coupled with the suspension of all boat shows (until very recently), occurred on a global level.
- Absence of boat shows eliminated our ability to conduct sea trials for our revolutionary electric powertrain technology. This is no longer the case.
- Vision Marine is actively sea trialing our E-Motion™ fully electric outboard motor to OEMs worldwide.
- Sales of recreational 16-29 foot powerboats have nearly doubled over the past decade, due in large part to family "staycations" as a result of COVID . The CAGR has dramatically increased to 5.7% in 2020.
- Most OEMs have full order books for the next two years, as consumer demand remains robust. Marine products and related services has become a $49.3 billion industry.

AS SEEN IN

Forbes | Bloomberg Business | The Washington Post | FOX Business | yahoo! finance | AP Associated Press | CBS | TD Ameritrade Network

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OUR VISION: OUR VISION 3 ELECTRIFYING WATERWAYS WORLDWIDE VISION MARINE TECHNOLOGIES INC. ( VMAR ) ● Vision Marine’s mandate is to provide a viable and cost effective alternative to ICE powertrains with our fully electric, purpose built 180 hp E - Motion Œ outboard motor system. ● In order to facilitate commercial production, Vision Marine recently announced a seminal Manufacturing & Supply Agreement with Linamar Corporation, through its subsidiary McLaren Engineering. Linamar Corporation is a US $7.4 billion sales and an automotive parts and components manufacturer and supplier, with 60 plants operating worldwide. ● Vision Marine is now able to very significantly scale production to accommodate strong initial demand from major boating OEMs desiring to implement their respective electric footprints, which have heretofore been non existent. ● Vision Marine’s flagship and highly proprietary E - Motion Œ system is the first fully electric mass production capable powertrain that combines our 180 hp (135 kW) motor, 60 kWh battery pack, BMS (battery management system), charger, monitor, throttle controls plus all other necessary components. ● Vision Marine utilizes an advanced battery pack, inverter, and high efficiency motor, purpose built to produce the horsepower and torque coveted by OEMs and consumers alike.

ELECTRIC TRANSITION 4 VISION MARINE TECHNOLOGIES INC. ( VMAR ) CARBON REDUCTION POLICY - AN IMPORTANT CATALYST Senator Maria Cantwell (D - WA) introduced the Fueling America’s Security and Transportation with Electricity Act of 2021 (FAST Electricity Act) , which seeks to creates a new federal tax incentive to accelerate the manufacturing and adoption of all types of electrified transportation modes ranging from recreational boats to industrial equipment. ● As a leading industry voice, our mandate is to clean up waterway pollution by disrupting the traditional boating industry with electric power . ● Our technology produces zero pollution, zero emission, marginal maintenance and cost , and a noiseless environment . ● A key driver for the global electric boat market is the increasing emphasis on reducing harmful emissions. State governments as well as cities and municipalities across the globe have implemented various regulations and directives related to environmental protection to ban or restrict the use of traditional gasoline and/or diesel powerboats (ICEs) from local waterways, lakes and rivers. ● In the early 2000s, 8 million speedboats in the United States released 15 times more pollutants annually into the environment than the catastrophic oil spill produced by the oil tanker Exxon Valdez in 1989. “The recreational boating industry applauds Senator Cantwell’s introduction of the FAST Electricity Act that would enable marine businesses to invest in next generation propulsion technologies and associated charging infrastructure. Providing incentives to boost investments in greener products is a top policy priority for NMMA and we look forward to working with Congress as the industry looks toward advancing next - gen technologies to further reduce emissions and conserve energy. ” Callie Hoyt, director of federal affairs at the National Marine Manufacturers Association.

MANUFACTURE & SUPPLY PARTNERSHIP

LINAMAR

AGRICULTURAL AND RECREATIONAL

MERCURY · POLARIS · ZLATEX · AGCO · KRONE · SAME DEUTZ-FAHR

LIGHT AND COMMERCIAL VEHICLE

VW · HONDA · VOLVO · GM · BMW · Ford · mazda · BOSCH · Continental · +GF+ · KSPG · BENTELER · MAHLE · KOLPFER · NSK · SCANIA · FCA · PSA · Nemak · EATON · HITACHI



"This agreement with Vision Marine represents a unique opportunity for McLaren Engineering to lends its honed expertise to aid in the design, development, integration, manufacture and testing of Vision Marine's proprietary maritime electric powertrain system for OEMs. We are happy to be working with Vision Marine's team to scale production." Mark Stoddart, CTO of Linamar



"We are excited to develop precise manufacturing capability and protocols in order to scale mass production of Vision Marine's groundbreaking E-Motion™ fully electric outboard. We consider Vision Marine to be a leader in electrifying global waterways and transitioning boating propulsion to a safe and clean EV industry," Linda Hasenfratz, CEO of Linamar

- On October 26, 2021, we executed a Manufacture & Supply Agreement with Linamar Corporation/McLaren Engineering..
- Under the terms of the agreement McLaren will manufacture and assemble Vision Marine's E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our disruptive fully electric outboard motor at Linamar's facility in Canada. Linamar can also help to mitigate supply chain related bottlenecks, should they occur.
- According to the National Marine Manufacturers Association (NMMA), 329,500 outboard motors were sold in the US alone in 2020.
- NMMA is forecasting 10% annual accelerated growth per year over the next 3 to 5 years and a continued shift away from ICE outboard motors towards fully electric options.

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PARTNERSHIP

PARTNERSHIP WITH BOAT BUILDER

LIMESTONE®

TSX: BOAT - THE LIMESTONE BOAT CO. LTD.

- Limestone is a well known legacy boat manufacturer with a 35 year big water history. Limestone's management has embraced an electric option for its customers.
- Limestone's initial order consists of a minimum of 25 E-Motion™ 180 hp electric outboard powertrains over the next 12 months. Limestone expects to scale significantly, as the company aggressively expands production and pursues a significant electric footprint.
- As part of Vision Marine's commitment to the partnership, we have invested US$2.8 million in Limestone's convertible debentures.
- Limestone expects to sell 510 powerboats in 2022, rising to 630 in 2023.
- Currently 2 Limestone boats have been rigged with the E-Motion™ 180 hp and will be sea trialed in Q1 2022.



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TECHNOLOGY 7 VISION MARINE TECHNOLOGIES INC. ( VMAR ) A PROVEN TECHNOLOGY LAKE OF THE OZARKS SHOOTOUT SHATTERED ITS OWN PREVIOUSLY HELD SPEED RECORD Vision Marine equipped its own Bruce 22, a vintage design inspired boat, and was crowned Top Gun Electric Class MV1E1 at The Lake of the Ozarks Shootout 2021, as it shattered its own previously held speed record. SEA TRIALS CONTINUE AT THE BIGGEST BOAT SHOWS IN THE UNITED STATES Vision Marine continues to showcase our proprietary technology, and provide sea trials for some of the largest and most dominant North American and global OEMs, which commenced with the recent IBEX Tampa and Fort Lauderdale International boat shows during 4Q2021. 2021 - 22 BOAT SHOW & EVENTS L AKE OF THE OZARKS SHOOTOUT 2021 OCTOBER 2021 IBEX TAMPA OCTOBER 2021 FORT LAUDERDALE INTERNATIONAL BOAT SHOW NOVEMBER 2021 METS TRADE AMSTERDAM NOVEMBER 2021 TORONTO INTERNATIONAL BOAT SHOW JANUARY 2022 NEW YORK INTERNATIONAL BOAT SHOW JANUARY 2022 DUSSELDORF BOAT SHOW GERMANY JANUARY 2022 NEW ENGLAND BOAT SHOW FEBRUARY 2022 MIAMI INTERNATIONAL BOAT SHOW FEBRUARY 2022 COTTAGE LIFE SHOW ONTARIO MARCH 2022

TECHNOLOGY


E MOTION
ELECTRIC OUTBOARD SERIES

FULLY ELECTRIC PROPRIETARY POWERTRAIN TECHNOLOGY AND IP

- E-Motion™ powertrain technology provides what we believe to be the only scaled production ready, high performance electric outboard for watercraft that offers exceptional speed and torque otherwise not available within the boating industry.
- A complete integrated propulsion and battery management system perfectly suitable for demanding recreational boaters.
- Our technology produces zero pollution, zero emission, marginal maintenance, and a 90+% reduction in energy cost, a noiseless environment, and a highly competitive TCO as compared with ICE engines.

180 HP

E-MOTION™ IS THE WORLD'S FIRST PERFORMANCE ELECTRIC PROPULSION ENGINE

FULLY SCALABLE ELECTRIC ARCHITECTURE

UNIVERSAL 20A SHORE OUTLET COMPATIBLE

CLOUD SOFTWARE AND MONITORING SOLUTION INCLUDED

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TECHNOLOGY


ELECTRIC
180E
EMOTION

UNPARALLELED POWER & TORQUE

EFFICIENT – MASSIVE FUEL SAVINGS
First mover fully electric 180 hp integrated outboard system that offers unmatched performance.

PROPRIETARY UNION ASSEMBLY
Proprietary union assembly between the transmission and the electric motor design greatly increases efficiency and power.

LOW MAINTENANCE COST
A fully sealed electric outboard motor has few moving parts, which means there is no oil to check, no spark plugs to replace, and no expensive gasoline or dirty fossil fuels.

RANGE
Assuming normal usage, most consumers will be able to enjoy a full day of boating on a single full charge.

RAPID, INEXPENSIVE CHARGING
No special charging infrastructure or equipment required – regular 220v available at all marina locations.

TECHNOLOGICAL ADVANTAGES
Ongoing R&D efficiency will produce, in the near future, our next generation of groundbreaking powertrains.

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TECHNOLOGY

AN ELECTRIC MOTOR FOR EVERY BOAT

VISION MARINE COMPLETE POWERTRAIN PACKAGE IS MADE FOR A WIDE RANGE OF MARINE RECREATIONAL BOATS.

- RUNABOUT
- BOWRIDER
- SPORTFISHING
- BASSBOAT
- CUDDY CABIN
- DECK BOAT
- INFLATABLE
- PONTOON
- CENTER CONSOLE

REPRESENTATIVE LEGACY BOAT MANUFACTURERS:

WINNEBAGO INDUSTRIES NYSE "WGO"
BRUNSWICK CORP. NYSE "BC"
MALIBU BOATS NASDAQ "MBUU"
MASTERCRAFT NASDAQ "MCFT"
MARINEMAX INC. NYSE "HZO"
MARINE PRODUCTS NASDAQ "MPX"
POLARIS INC NYSE "PII"
GROUPE BENETEAU EURONEXT: "BEN"



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MARKET OPPORTUNITY

E–MOTION™ ADDRESSABLE MARKET RAPID GROWTH

ACCORDING TO THE U.S. COAST GUARD, AN ESTIMATED 100 MILLION AMERICANS GO BOATING EACH YEAR.

- North America represented more than 40% of the outboard engine market volume share in 2020, historically due to strong economic growth and increasing disposable incomes.

- In 2020, despite the COVID pandemic, growth continued and, in fact accelerated due to increased consumer demand for safety related to family ‘‘staycations’.

- In February 2021, NMMA reported that retail unit sales of new powerboats jumped 34%, as compared with the same time period last year.

- NMMA also reported that the trend in consumer demand for higher performance engines continued, led by engines 200+ hp outboard motors, which are comparable to the E-Motion™ 180 hp. Such outboards account for 27% of total sales.

- According to BlueWeave Consulting, the global electric boat market is projected to reach US $18 billion in 2026 from US $ 8.3 billion in 2019, representing a CAGR of 11.7%.


NMMA
National Marine Manufacturers Association

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COMPETITIVE LANDSCAPE 12 VISION MARINE TECHNOLOGIES INC. ( VMAR ) ● Outboard engine sales in the U.S. reached a record level during 2020, rising for the ninth consecutive year, and up 17.6% year over year to 329,500 units. ● This represents the highest annual sales total since 2000, according to the NMMA. DISRUPTING THE TRADITIONAL BOATING MARKET: OFFERING THE FIRST FULLY ELECTRIC 180HP POWERTRAIN - E - MOTION ʳ 180E DIRECT COMPETITION: 4 OF THE LARGEST TRADITIONAL ICE OUTBOARD MOTOR MANUFACTURERS

MAXIMUM SPEED CRUISING SPEED CAPACITY DRY WEIGHT HULL MATERIAL OVERALL LENGTH OVERALL WIDTH DRAFT HOMOLOGATION BATTERY TYPE BRUCE 22 65.9 km/h (41mph) 32 km/h (20 mph) 5 - 8 passengers 1,088 kg (2,400 lbs.) Fiberglass 6.7m (22’) 2.08m (6.6’) 0.45m (18”) USA, Canada, EU Lithium ion VOLT 180 48 km/h (30 mph) 24 km/h (15 mph) 11 - 14 passengers 720 kg (1,600 lbs.) Fiberglass 5.4m (17.9’) 2.13m (7’) 0.30m (12”) USA, Canada, EU Lithium ion FANTAIL 217 9.66 km/h (6 mph) 8.05 km/h (5 mph) 8 - 10 passengers 775 kg (1,705 lbs.) Fiberglass 6.6m (21.7’) 2.03m (6.8’) 0.43m (20”) USA, Canada, EU Lithium ion QUIETUDE 156 8.05 km/h (5 mph) 6 - 13 km/h (4 - 8 mph) 4 passengers 365 kg (800 lbs.) Fiberglass 4.7m (15.6’) 1.5m (4.11’) 0.18m (8”) USA, Canada, EU Lithium ion VISION MARINE ELECTRIC BOAT MODELS ELECTRIC BOATS 13 VISION MARINE TECHNOLOGIES INC. ( VMAR ) UNITED STATES COAST GUARD (USCG) CANADIAN COAST GUARD (CCG) EUROPEAN CONFORMITY BRAND AWARENESS - SHOWCASING TECHNOLOGY

● The rental division operates a growing electric boat location and is in increasingly high demand by consumers. ● Enhances the opportunity to showcase and expand brand awareness of Vision’s disruptive outboard powertrain technology. ● Large addressable under 28 foot powerboat rental market, growing at a CAGR of more than 4% and expected to reach approximately US$5 billion by 2027 (according to Transparency Market Research). ● Opportunity to enjoy the fun and safety associated with electric boating for seasoned and inexperienced drivers alike. RENTAL OPPORTUNITIES 14 VISION MARINE TECHNOLOGIES INC. ( VMAR ) RENTAL OPERATIONS SHOWCASING OUR TECHNOLOGY Vision Marine’s rental division is located in Lido Harbor, Newport Beach, CA

ALEXANDRE MONGEON Chief Executive Officer & Director ● Over 25 years of extensive experience in the boating industry with a background in electrification and battery technology. ● Co - Founder of Vision Marine Technologies ● Oversees the design, manufacturing, and production of the E - Motion technology and electric boats. ● Socially responsible entrepreneur and former world class avid racer of speedboats. PATRICK BOBBY Chief Operating Officer & Director Over 30 years of entrepreneurial experience in operating and managing businesses. Imported high performance boats into Canada in partnership with Alexandre Mongeon. Co - founder of Vision Marine Technologies. Extensive experience in logistics. XAVIER MONTAGNE Chief Technology Officer CEO and Senior Engineer with MAC Engineering, responsible for electronic architecture design, product selection, integration, fine tuning, optimization, and overall performance. Prior to MAC Engineering, Mr. Montagne was senior designer for Foresee Power, Panasonic, and Saft in Europe, designing low and high voltage battery management systems. Involved in the development of the sports version of the Renault ZOE, using his expertise to help design the powertrain definition, conception, and assembly. KULWANT SANDHER Chief Financial Officer Over 25 years experience in business and finance. Leadership positions in a variety of private and public companies. Avionics Engineer with British Airways. Chartered Professional Accountant (CPA). OUR TEAM 15 VISION MARINE TECHNOLOGIES INC. ( VMAR ) ALAN GAINES Chairman ● Globally respected and highly experienced investment banker and entrepreneur, with 35 years of experience as a transactional investment banker and M&A advisor. ● Has led or participated in the raising of debt and equity totaling well over US $100 billion. ● Expertise within traditional renewable/sustainable cleantech, general technology, EV/CEV battery technology/chemistry, energy storage and infrastructure. ● Director of Auto Innovation Group, David Brown Automotive and Exro Technologies.

VISION MARINE TECHNOLOGIES ʳ CAPITALIZATION ISSUED AND OUTSTANDING SHARES OPTIONS* WARRANTS ** FULLY DILUTED SHARES DIRECTORS AND OFFICERS ● No Debt ● Cash as of fiscal year ended August 31, 2021 - US $11 million 8,324,861 1,659,121 151,800 10,135,782 31% * Options: exercisable from US$2.07 to US$12.50 ** Warrants exercisable US $12.50 CAPITALIZATION 16 VISION MARINE TECHNOLOGIES INC. ( VMAR )

KEY TAKEAWAYS


FIRST TO MARKET
LAUNCHING THE WORLD'S
MOST POWERFUL
ELECTRIC
POWERTRAIN PACKAGE

Vision Marine Technologies' greatly scalable production capability and unique product offering give us an unmatched ability to successfully operate in the recreational electric powerboat market in a way that no other competitor presently can.

UNPARALLELED COMPETITIVE ADVANTAGES:

- **Disruptive and innovative proprietary IP and technology:** we have continuously demonstrated our capability to develop groundbreaking products and innovative advancements through focused R&D.
- **Global Production Capabilities:** Linamar Corp./McLaren Engineering will fast forward commercial scaled sales of our technology.
- **Product Performance:** the efficiency of our powertrain system enables our outboards to demonstrate significantly greater horsepower and torque, and offer us a "first mover" competitive advantage.
- **OEM Production**: virtually any powerboat can become fully electric by incorporating our disruptive powertrain technology.
- **Product Price**: we believe that our proprietary powertrain system is a gamechanger regarding competitive pricing, performance, and TCO.
- **Management Expertise:** our senior management and Board have extensive experience in offshore powerboating, engineering and capital markets. We are an ESG principled company. A significant insider equity stake is directly aligned with that of our shareholders regarding our commitment maximizing the value of our equity.

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18 VISION MARINE TECHNOLOGIES INC. ( VMAR )

19 VISION MARINE TECHNOLOGIES INC. ( VMAR ) CONTACT INFORMATION Bruce Nurse Investor Relations Vision Marine Technologies, Inc. (800) 871 - 4274 bn@v - mti.com Wayne Brannan Investor Relations Vision Marine Technologies, Inc. (800) 871 - 4274 ir@v - mti.com CONTACT OUR TEAM 112